SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
for the period ended 30 September 2007
BP p.l.c.
(Translation of registrant’s name into English)
1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA, INC AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) of BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-09798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO 333-132619) OF BP P.L.C., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES
FORM 6-K FOR THE PERIOD ENDED 30 SEPTEMBER 2007

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
GROUP RESULTS JANUARY — SEPTEMBER 2007

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
Profit for the period* ($ million)	4,406	6,231	16,446	19,435

- per ordinary share (pence)	11.33	16.70	43.02	52.95
- per ordinary share (cents)	23.18	31.47	85.61	96.36
- per ADS (dollars)	1.39	1.89	5.14	5.78

*	Profit attributable to BP shareholders.
•	The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended 31 December 2006 in BP p.l.c.’s Annual Report on Form 20-F for the year ended 31 December 2006.

•	BP’s third quarter profit was $4,406 million, compared with $6,231 million a year ago, a decrease of 29%. For the nine months, profit was $16,446 million compared with $19,435 million, down 15%. The third quarter profit included inventory holding gains of $539 million compared with inventory holdings losses of $744 million in the same period last year. For the nine months, inventory holding gains were $2,131 million compared with $762 million in the nine months of 2006. See footnote (b) on page 4 for further information.

•	The third quarter result (before tax) included a net gain of $99 million in respect of impairment and gains/losses on disposal and net fair value gains on embedded derivatives of $14 million, and was after a charge of $185 million in respect of new, and revisions to existing environmental and other provisions, a charge of $91 million in respect of a donation to the BP Foundation and a charge of $372 million in respect of reassessment of certain provisions. The third quarter of 2006 included a net gain of $1,889 million in respect of impairment and gains/losses on disposal, net fair value gains on embedded derivatives of $493 million and a net credit of $46 million in respect of new, and revisions to existing environmental and other provisions, and was after an additional charge of $400 million in respect of fatality and personal injury claims associated with the March 2005 Texas City refinery incident.

•	The nine-months result (before tax) included a net gain of $1,410 million in respect of impairment and gains/losses on disposal and net fair value gains on embedded derivatives of $452 million, and was after a charge of $185 million in respect of new, and revisions to existing environmental and other provisions, a charge of $91 million in respect of a donation to the BP Foundation and a charge of $422 million in respect of reassessment of certain provisions. The first nine months of 2006 included a net gain of $2,925 million in respect of impairment and gains/losses on disposal, net fair value gains on embedded derivatives of $312 million and a net credit of $46 million in respect of new, and revisions to existing environmental and other provisions, and was after an additional charge of $400 million in respect of fatality and personal injury claims associated with the March 2005 Texas City refinery incident and a charge of $76 million in respect of a donation to the BP Foundation.

•	Net cash provided by operating activities for the quarter and nine months was $6.4 billion and $20.4 billion respectively compared with $5.1 billion and $23.2 billion a year ago.

•	The effective tax rate on profit from continuing operations for the third quarter was 33% compared with 42% a year ago. For the nine months, the rate was 32% compared with 36% in the equivalent period of 2006.
The commentaries above and following should be read in conjunction with the cautionary statement on page 14.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)
GROUP RESULTS JANUARY — SEPTEMBER 2007 (continued)
•	Net debt at the end of the quarter was $22.8 billion. The ratio of net debt to net debt plus equity was 20% compared with 16% a year ago.

•	Capital expenditure, excluding acquisitions and asset exchanges, was $4.6 billion for the quarter and for the nine months was $12.6 billion. Total capital expenditure and acquisitions was $4.6 billion for the quarter and $14 billion for the nine months. The nine months included $1.1 billion in respect of the acquisition of Chevron’s Netherlands manufacturing company. Disposal proceeds were $0.2 billion for the quarter and were $3.9 billion for the nine months.

•	The quarterly dividend, to be paid in December, is 10.825 cents per share ($0.6495 per ADS) compared with 9.825 cents per share a year ago. For the nine months, the dividend showed an increase of 10%. In sterling terms, the quarterly dividend is 5.308 pence per share, compared with 5.241 pence per share a year ago; for the nine months, the decrease was less than 1%. During the quarter, the company repurchased 128 million of its own shares for cancellation at a cost of $1.5 billion. For the nine months, share repurchases were 542 million at a cost of $6.0 billion.

•	Non-GAAP information on fair value accounting effects in relation to Refining and Marketing and Gas, Power and Renewables is set out on page 12.

(b)	Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the year and the cost of sales calculated on the first-in first-out (“FIFO”) method. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based upon the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement on a FIFO basis and the charge which would arise using average cost of supplies incurred during the period. For this purpose average cost of supplies incurred during the period is calculated by dividing the total cost of inventory purchased in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the Group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s Management believes it is helpful to disclose this information.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)
GROUP RESULTS JANUARY — SEPTEMBER 2007 (continued)
Per share amounts

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
Results for the period ($ million)
Profit(a)	4,406	6,231	16,446	19,435

Shares in issue at period end (thousand)(b)	19,019,579	19,815,830	19,019,579	19,815,830
— ADS equivalent (thousand)(b)	3,169,930	3,302,638	3,169,930	3,302,638
Average number of shares outstanding (thousand)(b)	19,061,853	19,818,106	19,209,757	20,167,945
— ADS equivalent (thousand)(b)	3,176,976	3,303,018	3,201,626	3,361,324
Shares repurchased in the period (thousand)	128,253	299,155	541,975	1,023,978

Per ordinary share (cents)
Profit for the period	23.18	31.47	85.61	96.36

Per ADS (cents)
Profit for the period	139.08	188.82	513.66	578.16

(a)	Profit attributable to BP shareholders.

(b)	Excludes treasury shares.
Dividends
On 23 October 2007, BP announced a dividend of 10.825 cents per ordinary share to be paid in December. Holders of ordinary shares will receive 5.308 pence per share and holders of American Depositary Receipts (ADRs) $0.6495 per ADS. The dividend is payable on 3 December to shareholders on the register on 9 November. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 3 December.

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
Dividends paid per ordinary share
cents	10.825	9.825	31.475	28.575
pence	5.278	5.324	15.687	15.863
Dividends paid per ADS (cents)	64.95	58.95	188.85	171.45

Net Debt Ratio — Net Debt : Net Debt + Equity

	At 30 September 2007	At 31 December 2006
	(Unaudited)
$ million
Gross debt	25,245	24,010
Cash and cash equivalents	2,410	2,590

Net debt	22,835	21,420

Equity	91,494	85,465
Net debt ratio	20%	20%

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)
REVIEW OF BUSINESSES
EXPLORATION AND PRODUCTION

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
$ million
Profit before interest and tax(a)	6,347	9,929	19,295	24,572

By region:
UK	703	1,306	2,878	4,305
Rest of Europe	221	264	1,124	960
US	1,845	3,820	5,545	8,379
Rest of World	3,578	4,539	9,748	10,928

	6,347	9,929	19,295	24,572

Exploration expense
UK	2	7	29	14
Rest of Europe	—	—	—	—
US	60	188	191	309
Rest of World	182	156	335	314

	244	351	555	637

Liquids(b)
Average prices realized by BP(c) ($/bbl)	71.12	64.15	62.00	60.91
Production for subsidiaries (mb/d) (net of royalties)	1,170	1,299	1,285	1,357
Production for equity-accounted entities (mb/d) (net of royalties)	1,123	1,123	1,110	1,138

Natural gas
Average prices realized by BP(c) ($/mcf)	3.93	4.49	4.42	4.83
Production for subsidiaries (mmcf/d) (net of royalties)	7,026	7,129	7,157	7,480
Production for equity-accounted entities (mmcf/d) (net of royalties)	853	957	920	991

Total hydrocarbons(d)
Average prices realized by BP(c) ($/boe)	46.36	45.47	44.05	44.74
Production for subsidiaries (mboe/d)	2,381	2,528	2,519	2,645
Production for equity-accounted entities (mboe/d)	1,270	1,288	1,269	1,309

(a)	Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Based on sales of consolidated subsidiaries only. This excludes equity-accounted entities.

(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(e)	Additional operating information is provided on pages 26-28.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)
EXPLORATION AND PRODUCTION (concluded)
Profit before interest and tax for the third quarter was $6,347 million, a decrease of 36% from the third quarter of 2006. This included inventory holding gains of $4 million compared with inventory holding losses of $6 million in the third quarter of 2006. The result benefited from higher liquids realizations, but was impacted by lower gas realizations, lower reported volumes and higher costs. In addition, the result was lower due to the absence of significant disposal gains and fair value gains on embedded derivatives gains in the third quarter of 2006 (see below) and the absence of disposal gains in equity-accounted entities, primarily the $892 million gain on TNK-BP’s disposal of the Udmurtneft assets.
The result for the third quarter of 2007 included a net gain of $1 million in respect of impairment and gains/losses on disposal, fair value gains of $33 million on embedded derivatives relating to North Sea gas contracts and a charge of $12 million in respect of new, and revisions to existing, environmental and other provisions. The result for the third quarter of 2006 included a net gain of $1,962 million in respect of impairment and gains/losses on disposal, fair value gains of $521 million on embedded derivatives and was after a charge of $17 million in respect of new, and revisions to environmental and other provisions.
Profit before interest and tax of $19,295 million for the first nine months represents a decrease of 21% over the same period of the previous year. This included inventory holding gains of $16 million compared with inventory holding losses of $12 million in the equivalent period of 2006. This result was impacted by lower gas realizations as well as lower reported volumes and higher costs, reflecting sector-specific inflation, increased integrity spend and higher depreciation charges.
The nine-months result included a net gain of $704 million in respect of impairment and gains/losses on disposal, fair value gains of $477 million on embedded derivatives relating to North Sea gas contracts and a charge of $12 million in respect of new, and revisions to existing, environmental and other provisions. The result for the first nine months of 2006 included a net gain of $2,301 million in respect of impairment and gains/losses on disposal, fair value gains of $275 million on embedded derivatives and was after a charge of $17 million in respect of new, and revisions to environmental and other provisions.
Reported production for the third quarter was 2,381mboe/d for subsidiaries and 1,270mboe/d for equity-accounted entities compared with 2,528mboe/d and 1,288mboe/d in the third quarter of 2006. Reported production for the nine months was 2,519mboe/d for subsidiaries and 1,269mboe/d for equity-accounted entities compared with 2,645mboe/d and 1,309mboe/d in the equivalent period of 2006. For subsidiaries, the decrease in both periods primarily reflected the effect of disposals, entitlement changes in our production-sharing agreements and the impact of the CATS pipeline incident in the North Sea.
During the quarter, we were the highest bidder for 91 blocks in the Western Gulf of Mexico lease sale and we were awarded two new exploration licences in Colombia. Additionally, in early October we participated in the Central Gulf of Mexico lease sale, where we were highest bidder for 83 blocks.
Our major projects are progressing well. In October, we had first oil from Greater Plutonio in Angola, where BP holds a 50% working interest. In the Gulf of Mexico we have started commissioning the Atlantis field.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)
REFINING AND MARKETING

	Three months ended		NIne months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
$ million
Profit (loss) before interest and tax(a)	936	717	6,046	6,247

By region:
UK	(10)	46	954	57
Rest of Europe	623	387	2,133	1,858
US	(136)	65	1,784	2,919
Rest of World	459	219	1,175	1,413

	936	717	6,046	6,247

Refinery throughputs (mb/d)
UK	—	200	90	158
Rest of Europe	735	622	691	644
US	1,109	1,213	1,086	1,130
Rest of World	304	252	302	268

Total throughput	2,148	2,287	2,169	2,200

Refining availability (%)(b)	83.4	82.2	82.6	83.2

Oil sales volumes (mb/d)
Refined products
UK	350	370	343	356
Rest of Europe	1,329	1,367	1,282	1,331
US	1,535	1,609	1,559	1,613
Rest of World	641	578	627	575

Total marketing sales	3,855	3,924	3,811	3,875
Trading/supply sales	1,687	1,911	1,860	1,932

Total refined product sales	5,542	5,835	5,671	5,807
Crude oil	1,709	1,913	1,964	2,160

Total oil sales	7,251	7,748	7,635	7,967

Global Indicator Refining Margin ($/bbl)(c)
NWE	3.82	4.54	5.03	4.40
USGC	12.58	11.47	15.74	13.36
Midwest	14.31	11.50	16.02	10.38
USWC	6.90	12.30	17.22	14.93
Singapore	4.52	3.58	5.12	4.65
BP Average	8.05	8.40	11.38	9.09

Chemicals production (kte)
UK	237	230	739	831
Rest of Europe	587	776	1,990	2,359
US	1,117	883	3,240	2,488
Rest of World	1,569	1,682	4,586	5,097

Total production	3,510	3,571	10,555	10,775

(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b) Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available. During 2006, there was planned maintenance of a substantial part of the Texas City refinery.

(c) The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)
REFINING AND MARKETING (concluded)
Profit before interest and tax for the third quarter and nine months was $936 million and $6,046 million respectively and included inventory holding gains of $560 million and $2,092 million. The results in the equivalent periods of 2006 were $717 million and $6,247 million respectively. The result for the third quarter of 2006 was after inventory holding losses of $786 million and the nine-months result included inventory holding gains of $776 million.
The third-quarter result included a net gain of $105 million in respect of impairment and gains/losses on disposal and was after a charge of $138 million in respect of new, and revisions to existing, environmental and other provisions, a charge of $91 million in respect of a donation to the BP Foundation and a charge of $220 million related to reassessment of certain provisions. The nine-months result included a net gain of $693 million in respect of impairment and gains/losses on disposal and was after a charge of $138 million in respect of new, and revisions to existing, environmental and other provisions, a charge of $91 million in respect of a donation to the BP Foundation and a charge of $270 million related to reassessment of certain provisions.
Compared with the third quarter of 2006, realized refining margins were lower due to the effects of narrowing light heavy crude differentials, particularly in the US. Marketing margins remained robust although they were lower than the exceptionally strong margins of a year ago. Relative to 2006, both refining and marketing margins were stronger in the first nine months of 2007. Compared with the equivalent periods of 2006, both the current quarter and nine-months results reflected the adverse impact of operational issues, particularly at the Whiting refinery, and scheduled turnarounds, along with reduced supply optimization benefits and higher integrity and repair costs.
Non-GAAP information on fair value accounting effects is set out on page 12.
Refining throughputs for the quarter and nine months were 2,148mb/d and 2,169mb/d respectively, compared with 2,287mb/d and 2,200mb/d for the same periods last year. The lower throughputs were mainly due to the disposal of Coryton refinery on 31 May 2007 and lower availability at the Whiting refinery, partially offset by the benefits of the ongoing recommissioning at the Texas City refinery and the acquisition of the remaining interests in the Rotterdam refinery.
Marketing sales were 3,855mb/d for the quarter and 3,811mb/d for the nine months, slightly lower than the comparative periods in the previous year, mainly due to lower European heating oil demand as a result of milder weather.
Refining availability, at 83.4%, improved for the third successive quarter. We continue to make progress in the recommissioning of both the Texas City and Whiting refineries. In line with our prior guidance, by the end of the fourth quarter of 2007 we expect available production capacity to reach 400mb/d and 300mb/d at Texas City and Whiting respectively, with sour crude processing having resumed at Whiting. We expect to restore both refineries to their full crude capacity and flexibility in the first half of 2008.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)
GAS, POWER AND RENEWABLES

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
$ million	2007	2006	2007	2006
Profit before interest and tax(a)	(71)	152	370	853

By region:
UK	(85)	(46)	(75)	70
Rest of Europe	(37)	(15)	(37)	(10)
US	(26)	141	122	566
Rest of World	77	72	360	227

	(71)	152	370	853

(a)	Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.
The loss before interest and tax for the third quarter was $71 million compared with a profit of $152 million in the same period of 2006. The third quarter of 2007 was after inventory holding losses of $14 million (there were no inventory holding gains or losses in the third quarter of 2006). Profit before interest and tax for the nine months was $370 million compared with $853 million in the same period of 2006. The first nine months of 2007 included inventory holding gains of $31 million and profit for the first nine months of 2006 was after inventory holding losses of $53 million. The result for the quarter included a net gain of $4 million in respect of impairment and gains/losses on disposal and was after fair value losses of $12 million on embedded derivatives related to long-term gas contracts. The result for the corresponding quarter of 2006 was after a net charge of $65 million in respect of impairment and gains/losses on disposal and fair value losses of $20 million on embedded derivatives.
The third-quarter result decreased by more than $200 million over the third quarter of 2006. This reflected a significant reduction in the contribution from the marketing and trading businesses, lower natural gas liquids volumes and higher Alternative Energy expenditure, partly offset by improved margins in the natural gas liquids business and a lower impact from impairment charges and fair value losses on embedded derivatives (as noted above). The nine-months result was lower than the same period in 2006, largely reflecting weaker contributions from the marketing and trading businesses and higher expenditure in the Alternative Energy business.
Non-GAAP information on fair value accounting effects is set out on page 12.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)
OTHER BUSINESSES AND CORPORATE

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006

$ million

Profit (loss) before interest and tax(a)	(462)	(213)	(739)	(620)

(a)	Profit from continuing operations and includes profit (loss) after interest and tax of equity-accounted entities.
Other businesses and corporate comprises Finance, the group’s aluminium asset, interest income and costs relating to corporate activities. The third quarter’s result was after a net charge of $11 million in respect of impairment and gains/losses on disposals, a charge of $35 million in respect of new, and revisions to existing environmental and other provisions, net fair value losses of $7 million on embedded derivatives and a charge of $152 million in respect of revisions to certain provisions.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)
Non-GAAP information on fair value accounting effects
BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.
IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.
The Gas, Power and Renewables business enters into contracts for pipelines and storage capacity which, under IFRS, are recorded on an accruals basis. These contracts are risk managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference by comparing the IFRS result with management’s internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impact of fair value accounting effects, relative to management’s internal measure of performance, is shown in the table below and is non-GAAP.

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
$ million	2007	2006	2007	2006

Refining and Marketing
Unrecognized gains (losses) brought forward from previous period	274	332	72	283
Unrecognized (gains) losses carried forward	(367)	252	(367)	252

Favourable/(unfavourable) impact relative to management’s measure of performance	(93)	584	(295)	535

Gas, Power and Renewables
Unrecognized gains (losses) brought forward from previous period	198	376	155	123
Unrecognized (gains) losses carried forward	(234)	(399)	(234)	(399)

Favourable/(unfavourable) impact relative to management’s measure of performance	(36)	(23)	(79)	(276)

By region Refining and Marketing
UK	45	111	(53)	136
Rest of Europe	2	156	(115)	161
US	(142)	315	(133)	244
Rest of World	2	2	6	(6)

	(93)	584	(295)	535

Gas, Power and Renewables
UK	(22)	(48)	12	(12)
Rest of Europe	—	—	—	—
US	(19)	14	(96)	(250)
Rest of World	5	11	5	(14)

	(36)	(23)	(79)	(276)

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Concluded)
Reconciliation of non-GAAP information

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
$ million	2007	2006	2007	2006

Refining and Marketing
Profit before interest and tax adjusted for fair value accounting effects	1,029	133	6,341	5,712
Impact of fair value accounting effects	(93)	584	(295)	535

Profit before interest and tax	936	717	6,046	6,247

Gas, Power and Renewables
Profit before interest and tax adjusted for fair value accounting effects	(35)	175	449	1,129
Impact of fair value accounting effects	(36)	(23)	(79)	(276)

Profit before interest and tax	(71)	152	370	853

The amounts shown in the tables above, in respect of comparative periods for the Refining and Marketing segment, have been revised from those disclosed previously. The revisions reflect changes in the basis for valuation of certain forward supply contracts to be consistent with the method used for other forward supply contracts when calculating management’s internal measure of performance. The changes to comparative figures are not material in relation to management’s internal measure of the Refining and Marketing segment’s performance. The changes have no impact on the results reported under IFRS.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Concluded)
FORWARD-LOOKING STATEMENTS
In order to utilize the ‘Safe Harbour’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. This report on Form 6-K contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘may’, ‘objective’, ‘believes’ or similar expressions. In particular, among other statements, certain statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Recent Developments with regard to management aims and objectives, future capital expenditure, date or period(s) in which production is scheduled or expected to come on stream or a project or action is scheduled or expected to be completed, capacity of planned plants or facilities, and future cash flows and liquidity. By their nature, forward looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; operational problems; general economic conditions (including inflation); political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise non-success of partnering; the actions of competitors; natural disasters and severe adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this report. In addition to factors set forth elsewhere in this report, those set out above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For more information you should refer to our Annual Report and Accounts 2006 and our 2006 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.
US GAAP
In compliance with Item 8.A of Form 20-F, the group includes a summary of the adjustments to profit for the period and to BP shareholders’ equity that would be required if US generally accepted accounting principles (US GAAP) were applied instead of IFRS (a US GAAP reconciliation) in its Annual Report on Form 20-F and in its report on Form 6-K for the period ended 30 June. A US GAAP reconciliation is not required under Item 8.A of Form 20-F for the periods ended 31 March and 30 September.
The consolidated financial statements of the BP group are prepared in accordance with IFRS as adopted for use by the European Union, which differ in certain respects from US GAAP. The material differences between the group’s IFRS and US GAAP reporting are set out in the Annual Report on Form 20-F 2006 in note 53 and in note 13 to the report on Form 6-K for the period ended 30 June 2007. Since 30 June 2007 no new significant IFRS to US GAAP differences have arisen.

BP p.l.c. AND SUBSIDIARIES
GROUP INCOME STATEMENT

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
		($ million, except per share amounts)
Sales and other operating revenues	71,334	68,540	204,513	203,960
Earnings from jointly controlled entities – after interest and tax	900	1,878	2,143	3,269
Earnings from associates – after interest and tax	204	88	540	317
Interest and other revenues	172	220	533	524

Total revenues (Note 3)	72,610	70,726	207,729	208,070
Gain on sale of businesses and fixed assets	228	2,276	2,217	3,414

Total revenues and other income	72,838	73,002	209,946	211,484
Purchases	51,810	48,431	144,453	142,677
Production and manufacturing expenses	6,297	6,275	18,325	16,868
Production and similar taxes (Note 4)	921	1,202	2,495	2,989
Depreciation, depletion and amortization	2,505	2,194	7,559	6,687
Impairment and losses on sale of businesses and fixed assets	129	387	807	489
Exploration expense	244	351	555	637
Distribution and administration expenses	4,137	3,630	11,159	10,242
Fair value (gain) loss on embedded derivatives	(14)	(493)	(452)	(312)

Profit before interest and taxation from continuing operations	6,809	11,025	25,045	31,207
Finance costs (Note 5)	262	169	777	513
Other finance income (Note 6)	(89)	(52)	(278)	(146)

Profit before taxation from continuing operations	6,636	10,908	24,546	30,840
Taxation	2,158	4,614	7,881	11,169

Profit from continuing operations	4,478	6,294	16,665	19,671
Profit (loss) from Innovene operations (Note 2)	—	—	—	(25)

Profit for the period	4,478	6,294	16,665	19,646

Attributable to:
BP shareholders	4,406	6,231	16,446	19,435
Minority interest	72	63	219	211

	4,478	6,294	16,665	19,646

Earnings per ordinary share – cents
Profit attributable to BP shareholders
Basic	23.18	31.47	85.61	96.36
Diluted	23.07	31.42	85.19	95.67

Profit from continuing operations attributable to BP shareholders
Basic	23.18	31.47	85.61	96.49
Diluted	23.07	31.42	85.19	95.79

Earnings per American Depositary share – cents
Profit attributable to BP shareholders
Basic	139.08	188.82	513.66	578.16
Diluted	138.42	188.52	511.14	574.02

BP p.l.c. AND SUBSIDIARIES
GROUP BALANCE SHEET

	30 September 2007
	(Unaudited)	31 December 2006
	($ million)
Non-current assets
Property, plant and equipment	96,934	90,999
Goodwill	11,138	10,780
Intangible assets	5,971	5,246
Investments in jointly controlled entities	15,350	15,074
Investments in associates	5,994	5,975
Other investments	1,650	1,697

Fixed assets	137,037	129,771
Loans	1,016	817
Other receivables	979	862
Derivative financial instruments	3,105	3,025
Prepayments and accrued income	1,031	1,034
Defined benefit pension plan surplus	7,596	6,753

	150,764	142,262

Current assets
Loans	166	141
Inventories	21,784	18,915
Trade and other receivables	39,418	38,692
Derivative financial instruments	7,326	10,373
Prepayments and accrued income	3,497	3,006
Current tax receivable	246	544
Cash and cash equivalents	2,410	2,590

	74,847	74,261
Assets classified as held for sale	—	1,078

	74,847	75,339

Total assets	225,611	217,601

Current liabilities
Trade and other payables	42,649	42,236
Derivative financial instruments	6,954	9,424
Accruals and deferred income	6,522	6,147
Finance debt	12,789	12,924
Current tax payable	2,995	2,635
Provisions	1,896	1,932

	73,805	75,298
Liabilities directly associated with the assets classified as held for sale	—	54

	73,805	75,352

Non-current liabilities
Other payables	1,176	1,430
Derivative financial instruments	3,685	4,203
Accruals and deferred income	988	961
Finance debt	12,456	11,086
Deferred tax liabilities	19,072	18,116
Provisions	13,211	11,712
Defined benefit pension plan and other post-retirement benefit plan deficits	9,724	9,276

	60,312	56,784

Total liabilities	134,117	132,136

Net assets	91,494	85,465

Equity
BP shareholders’ equity	90,541	84,624
Minority interest	953	841

Total equity	91,494	85,465

BP p.l.c. AND SUBSIDIARIES
GROUP STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
	($ million)
Currency translation differences	788	531	1,583	993
Exchange gain on translation of foreign operations transferred to gain on sale of businesses and fixed assets	—	—	(147)	—
Available–for–sale investments marked to market	78	144	(25)	297
Available–for–sale investments – recycled to the income statement	(91)	(1)	(91)	(426)
Cash flow hedges marked to market	139	(15)	180	272
Cash flow hedges – recycled to the income statement	(5)	(26)	(86)	50
Cash flow hedges – recylced to the balance sheet	(2)	5	(9)	5
Taxation	90	(166)	118	(120)

Net income recognized directly in equity	997	472	1,523	1,071
Profit for the period	4,478	6,294	16,665	19,646

Total recognized income and expense for the period	5,475	6,766	18,188	20,717

Attributable to:
BP shareholders	5,372	6,703	17,917	20,506
Minority interest	103	63	271	211

	5,475	6,766	18,188	20,717

MOVEMENT IN BP SHAREHOLDERS’ EQUITY

(Unaudited)
($ million)
Movement in BP shareholders’ equity
At 31 December 2006	84,624
Profit for the period	16,446
Distribution to shareholders	(6,050)
Currency translation differences (net of tax)	1,501
Exchange gain on translation of foreign operations transferred to gain on sale (net of tax)	(147)
Share–based payments (net of tax)	696
Repurchase of ordinary share capital	(6,493)
Available–for–sale investments (net of tax)	(111)
Cash flow hedges (net of tax)	104
Other	(29)

At 30 September 2007	90,541

BP p.l.c. AND SUBSIDIARIES
GROUP CASH FLOW STATEMENT

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
	($ million)
Operating activities
Profit before taxation from continuing operations	6,636	10,908	24,546	30,840
Adjustments to reconcile profit before taxation to net cash provided by operating activities:
Exploration expenditure written off	146	232	261	359
Depreciation, depletion and amortization	2,505	2,194	7,559	6,687
Impairment and (gain) loss on sale of businesses and fixed assets	(99)	(1,889)	(1,410)	(2,925)
Earnings from jointly controlled entities and associates	(1,104)	(1,966)	(2,683)	(3,586)
Dividends received from jointly controlled entities and associates	1,060	2,407	2,102	3,686
Working capital and other movements	(2,788)	(6,756)	(9,955)	(11,859)

Net cash provided by operating activities(a)	6,356	5,130	20,420	23,202

Investing activities
Capital expenditure	(4,336)	(3,945)	(12,315)	(10,652)
Acquisitions, net of cash acquired	(27)	(102)	(1,225)	(102)
Investment in jointly controlled entities	(122)	—	(143)	(26)
Investment in associates	(37)	(159)	(146)	(467)
Proceeds from disposal of fixed assets	211	2,662	1,357	5,045
Proceeds from disposal of businesses, net of cash disposed	—	135	2,513	391
Proceeds from loan repayments	45	33	123	163
Other	—	—	374	—

Net cash used in investing activities	(4,266)	(1,376)	(9,462)	(5,648)

Financing activities
Net repurchase of shares	(1,441)	(3,430)	(5,761)	(11,702)
Proceeds from long-term financing	107	706	2,978	1,616
Repayments of long-term financing	(369)	(996)	(1,596)	(1,781)
Net increase (decrease) in short-term debt	1,426	294	(631)	525
Dividends paid — BP shareholders	(2,066)	(1,943)	(6,050)	(5,759)
— Minority interest	(24)	(57)	(159)	(211)

Net cash used in financing activities	(2,367)	(5,426)	(11,219)	(17,312)

Currency translation differences relating to cash and cash equivalents	44	19	81	(3)

Increase (decrease) in cash and cash equivalents	(233)	(1,653)	(180)	239
Cash and cash equivalents at beginning of period	2,643	4,852	2,590	2,960

Cash and cash equivalents at end of period	2,410	3,199	2,410	3,199

(a) Net cash provided by operating activities is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Net cash provided by operating activities also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and product prices.

BP p.l.c. AND SUBSIDIARIES
GROUP CASH FLOW STATEMENT (Concluded)

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
	($ million)
Working capital and other movements
Interest receivable	(154)	(141)	(342)	(393)
Interest received	152	120	340	411
Finance costs	262	169	777	513
Interest paid	(300)	(267)	(968)	(928)
Other finance income	(89)	(52)	(278)	(146)
Share-based payments	129	134	311	339
Net operating charge for pensions and other post-retirement benefits, less contributions	(61)	(36)	(179)	(133)
Net charge for provisions, less payments	362	(115)	(52)	(606)
(Increase) decrease in inventories	(803)	1,477	(2,134)	134
(Increase) decrease in other current and non-current assets	956	(1,616)	3,474	727
Increase (decrease) in other current and non-current liabilities	(104)	(1,763)	(4,533)	(1,735)
Income taxes paid	(3,138)	(4,666)	(6,371)	(10,042)

	(2,788)	(6,756)	(9,955)	(11,859)

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Basis of preparation
The interim financial information included in this Form 6-K has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.
The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2006 included in BP’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.
BP prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts 2007, which do not differ significantly from those used in the Annual Report and Accounts 2006.
Note 2 — Sale of Olefins and Derivatives business
The sale of Innovene, BP’s olefins, derivatives and refining group, to INEOS, was completed on 16 December 2005. The period to 30 September 2006 includes a loss on remeasurement to fair value of $184 million.

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
	($ million)
Loss recognized on the remeasurement to fair value	—	—	—	(184)
Taxation
Related to profit before tax	—	—	—	166
Related to remeasurement to fair value	—	—	—	(7)

Profit (loss) from Innovene operations	—	—	—	(25)

Earnings (loss) per share from Innovene operations — cents
Basic	—	—	—	(0.13)
Diluted	—	—	—	(0.12)

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 3 — Total revenues

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
		($ million)
By business
Exploration and Production	13,808	14,817	40,115	43,769
Refining and Marketing	63,902	61,326	181,364	179,415
Gas, Power and Renewables	4,577	5,897	15,743	18,647
Other businesses and corporate	274	299	724	857

	82,561	82,339	237,946	242,688

Less: sales between businesses Exploration and Production	9,276	9,620	26,673	27,867
Refining and Marketing	262	740	1,711	3,183
Gas, Power and Renewables	413	1,253	1,833	3,568
Other businesses and corporate	—	—	—	—

	9,951	11,613	30,217	34,618

Third party revenues Exploration and Production	4,532	5,197	13,442	15,902
Refining and Marketing	63,640	60,586	179,653	176,232
Gas, Power and Renewables	4,164	4,644	13,910	15,079
Other businesses and corporate	274	299	724	857

Total third party revenues	72,610	70,726	207,729	208,070

By geographical area
UK	25,218	27,880	76,948	82,037
Rest of Europe	19,686	20,468	55,561	58,194
US	26,533	27,565	76,608	76,939
Rest of World	19,456	19,278	56,112	58,320

	90,893	95,191	265,229	275,490
Less: sales between areas	18,283	24,465	57,500	67,420

	72,610	70,726	207,729	208,070

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 4 — Profits before interest and taxation is after charging:

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
		($ million)
Production and similar taxes
UK	(34)	96	33	403
Overseas	955	1,106	2,462	2,586

	921	1,202	2,495	2,989

Note 5 — Finance costs

Interest payable	348	328	1,040	906
Capitalized	(86)	(159)	(263)	(393)

	262	169	777	513

Note 6 — Other finance income

Interest on pension and other post-retirement benefit plan liabilities	555	489	1,639	1,444
Expected return on pension and other post-retirement benefit plan assets	(719)	(610)	(2,125)	(1,791)

Interest net of expected return on plan assets	(164)	(121)	(486)	(347)
Unwinding of discount on provisions	75	63	208	178
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP	—	6	—	23

	(89)	(52)	(278)	(146)

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 7 — Analysis of changes in net debt

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
		($ million)
Opening balance
Finance debt	23,754	19,286	24,010	19,162
Less: Cash and cash equivalents	2,643	4,852	2,590	2,960

Opening net debt	21,111	14,434	21,420	16,202

Closing balance
Finance debt	25,245	19,973	25,245	19,973
Less: Cash and cash equivalents	2,410	3,199	2,410	3,199

Closing net debt	22,835	16,774	22,835	16,774

Decrease (increase) in net debt	(1,724)	(2,340)	(1,415)	(572)

Movement in cash and cash equivalents (excluding exchange adjustments)	(277)	(1,672)	(261)	242
Net cash outflow (inflow) from financing (excluding share capital)	(1,164)	(5)	(751)	(360)
Fair value hedge adjustment	(261)	(515)	(342)	(373)
Other movements	(21)	(34)	(45)	24

Movement in net debt before exchange effects	(1,723)	(2,226)	(1,399)	(467)
Exchange adjustments	(1)	(114)	(16)	(105)

Decrease (increase) in net debt	(1,724)	(2,340)	(1,415)	(572)

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 8 — TNK-BP financial information

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
		($ million)
Income statement (BP share)
Profit before interest and tax(a)	1,094	2,321	2,465	4,257
Interest expense*	(67)	(52)	(193)	(140)
Taxation	(289)	(651)	(579)	(1,349)
Minority interest	(66)	(100)	(173)	(187)

Net income	672	1,518	1,520	2,581

*Excludes unwinding of discount on deferred consideration	—	6	—	23

Cash flow
Dividends received(b)	800	2,000	1,300	2,771

	30 September	31 December
	2007	2006
	(Unaudited)
Balance Sheet
Investments in jointly controlled entities	8,066	8,353

(a)	Three months ended 30 September 2006 includes a net gain of $892 million on the disposal of the Udmurtneft assets.

(b)	Nine months ended 30 September 2006 includes $771 million declared in fourth quarter 2005.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Note 9 — Analysis of profit before interest and tax

	Three months ended		Nine months ended
	30 September		30 Sepember
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006

By business	($ million)

Exploration and Production
UK	703	1,306	2,878	4,305
Rest of Europe	221	264	1,124	960
US	1,845	3,820	5,545	8,379
Rest of World	3,578	4,539	9,748	10,928

	6,347	9,929	19,295	24,572

Refining and Marketing
UK	(10)	46	954	57
Rest of Europe	623	387	2,133	1,858
US	(136)	65	1,784	2,919
Rest of World	459	219	1,175	1,413

	936	717	6,046	6,247

Gas, Power and Renewables
UK	(85)	(46)	(75)	70
Rest of Europe	(37)	(15)	(37)	(10)
US	(26)	141	122	566
Rest of World	77	72	360	227

	(71)	152	370	853

Other businesses and corporate
UK	124	(327)	53	(548)
Rest of Europe	(78)	11	(58)	(35)
US	(369)	81	(593)	(60)
Rest of World	(139)	22	(141)	23

	(462)	(213)	(739)	(620)

	6,750	10,585	24,972	31,052
Consolidation adjustment	59	440	73	155

Total for continuing operations	6,809	11,025	25,045	31,207

Innovene opertions
UK	—	—	—	(145)
Rest of Europe	—	—	—	(61)
US	—	—	—	1
Rest of World	—	—	—	21

Total for Innovene operations	—	—	—	(184)

Total for period	6,809	11,025	25,045	31,023

By geographical area
UK	731	989	3,809	3,909
Rest of Europe	718	695	3,176	2,749
US	1,364	4,491	6,918	11,953
Rest of World	3,996	4,850	11,142	12,596

Total for continuing operations	6,809	11,025	25,045	31,207

BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL, OPERATING AND OTHER INFORMATION
REALIZATIONS AND MARKER PRICES

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006

Average realizations(a)
Liquids — $/bbl(b)
UK	72.99	63.57	62.88	63.39
US	67.47	62.95	59.30	58.92
Rest of World	73.56	65.50	63.88	61.25
BP average	71.12	64.15	62.00	60.91

Natural gas — $/mcf
UK	4.89	5.55	5.84	6.55
US	4.64	5.51	5.44	5.96
Rest of World	3.42	3.62	3.63	3.70
BP average	3.93	4.49	4.42	4.83

Average oil marker prices — $/bbl
Brent	74.74	69.60	67.12	67.02
West Texas Intermediate	75.24	70.44	66.15	68.09
Alaska North Slope US West Coast	76.31	69.02	66.06	66.28
Mars	69.37	62.92	61.67	60.76
Urals (NWE- cif)	71.98	65.90	63.82	62.94
Russian domestic oil	41.95	39.83	36.33	37.11

Average natural gas market prices
Henry Hub gas price ($/mmbtu)(c)	6.16	6.58	6.83	7.45
UK Gas — National Balancing Point (p/therm)	30.58	33.72	24.45	46.28

(a)	Based on sales of consolidated subsidiaries only — this excludes equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Henry Hub First of the Month Index.
The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period. The average rate for the period is the average of the daily mid-point closing rates for the period.

	Three months ended		Nine months ended
	30 September		30 September
Exchange rates	(Unaudited)		(Unaudited)
	2007	2006	2007	2006

US dollar/sterling average rate for the period	2.02	1.87	1.99	1.82
US dollar/sterling period-end rate	2.02	1.87	2.02	1.87
US dollar/euro average rate for the period	1.37	1.27	1.34	1.24
US dollar/euro period-end rate	1.42	1.27	1.42	1.27

BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL, OPERATING AND OTHER INFORMATION (Continued)
OPERATING INFORMATION

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006

Liquids production for subsidiaries(a) (c)
(mb/d) (net of royalties)
UK	151	213	202	258
Rest of Europe	52	58	52	63
US	475	523	510	551
Rest of World	492	505	521	485

	1,170	1,299	1,285	1,357

Natural gas production for subsidiaries (mmcf/d)(c) (net of royalties)
UK	582	754	739	952
Rest of Europe	26	100	30	92
US	2,186	2,332	2,171	2,436
Rest of World	4,232	3,943	4,217	4,000

	7,026	7,129	7,157	7,480

Total production for subsidiaries(b) (c) (mboe/d) (net of royalties)
UK	251	343	329	422
Rest of Europe	57	76	57	79
US	851	924	885	971
Rest of World	1,222	1,185	1,248	1,173

	2,381	2,528	2,519	2,645

Equity-accounted entities (BP Share)
Total production(b) (mboe/d) (net of royalties)	1,270	1,288	1,269	1,309

TNK — BP operational data (BP share)
Production (net of royalties)
Liquids (mb/d)	830	867	833	890
Natural gas (mmcf/d)	364	472	456	525
Total hydrocarbons (mboe/d)(b)	892	948	912	980

(a)	Crude oil and natural gas liquids.

(b)	Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(c)	Because of rounding, some totals may not agree exactly with the sum of their component parts.

BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL, OPERATING AND OTHER INFORMATION (Concluded)
CAPITAL EXPENDITURE AND ACQUISITIONS

	Three months ended		Nine months ended
	30 September		30 September
	(Unaudited)		(Unaudited)
	2007	2006	2007	2006
		($ million)
By business
Exploration and Production
UK	276	220	692	646
Rest of Europe	122	52	317	195
US	1,133	1,160	3,636	3,371
Rest of World(a)	1,710	2,505	5,222	5,409

	3,241	3,937	9,867	9,621

Refining and Marketing
UK	137	67	304	211
Rest of Europe(b)	379	149	1,855	315
US	466	289	1,115	799
Rest of World	155	117	353	333

	1,137	622	3,627	1,658

Gas, Power and Renewables
UK	6	17	25	24
Rest of Europe(b)	8	7	18	19
US	90	187	232	239
Rest of World	34	9	67	42

	138	220	342	324

Other businesses and corporate
UK	22	13	78	71
Rest of Europe	—	—	2	—
US	34	32	112	120
Rest of World	—	—	—	—

	56	45	192	191

	4,572	4,824	14,028	11,794

By geographical area
UK	441	317	1,099	952
Rest of Europe	509	208	2,192	529
US	1,723	1,668	5,095	4,529
Rest of World	1,899	2,631	5,642	5,784

	4,572	4,824	14,028	11,794

Included above:
Acquisitions and asset exchanges(b)	2	106	1,447	116

(a)	Nine months ended 30 September 2006 includes $1 billion for the purchase of shares in Rosneft.

(b)	Nine months ended 30 September 2007 includes $1,132 million for the acquisition of Chevron’s Netherlands manufacturing company.

BP p.l.c. AND SUBSIDIARIES
RECENT DEVELOPMENTS
Legal proceedings update
The following updates the legal proceedings section of BP’s Annual Report on Form 20-F for the year ended 31 December 2006:
On 25 October 2007, BP America announced two plea agreements and a deferred prosecution agreement with the U.S. Department of Justice and a consent order with the Commodity Futures Trading Commission which end governmental investigation of company wrongdoing on matters related to the March 2005 explosion and fire at the Texas City refinery, the March and August 2006 oil transit line spills in Alaska and improper propane trading in April 2003 and February 2004.
“These agreements are an admission that, in these instances, our operations failed to meet our own standards and the requirements of the law. For that, we apologize,” said BP America Chairman and President Bob Malone. “They represent an absolute commitment to work with the government as we continue our efforts to prevent another tragedy like Texas City, to make our Prudhoe Bay pipeline corrosion program more responsive to changing operating conditions and to ensure that our participation in the nation’s energy markets is always appropriate.
“In the months and years since these violations occurred, we have made real progress in the areas of process safety performance and risk management. Oversight of our trading operations has also been greatly enhanced. However, there is more to do and we are committed to doing it,” Malone said.
Texas City
BP Products North America Inc. will plead guilty to a felony for failing to have adequate written procedures for maintaining the ongoing mechanical integrity of process equipment at the Texas City refinery and for failing to inform contractors of the hazards related to their occupancy of temporary trailers in the vicinity of the refinery’s Isomerization Unit.
BP Products has agreed to a $50 million fine and three years probation. The agreement requires BP Products to continue its cooperation with the government’s ongoing investigation of the circumstances leading to the March 23, 2005 Texas City refinery explosion and fire which claimed the lives of 15 workers and injured hundreds more. The agreement also requires, as a condition of probation, compliance with all terms of the September 2005 Settlement Agreement with the U.S. Occupational Safety and Health Administration (OSHA) and the June 2006 Agreed Order issued by the Texas Commission on Environmental Quality.
Under the agreement the Justice Department agrees not to bring additional criminal charges against BP Products in connection with the March 2005 explosion.
“If our approach to process safety and risk management had been more disciplined and comprehensive, this tragedy could have been prevented,” Malone said. “We did not provide our people with systems and processes that would have enabled them to appreciate the risk of a catastrophic release from the F20 blowdown stack and understand the danger of placing occupied trailers so close to it. We deeply regret the loss of life, the injuries and the community disruption caused by the explosion.”
BP Product’s response to the Texas City explosion and fire has been guided by the recommendations of its own incident investigation and by the findings and recommendations of OSHA, the U.S. Chemical Safety and Hazard Investigation Board and the BP U.S. Refineries Independent Safety Review Panel, led by former U.S. Secretary of State James A. Baker, III.
BP America is in the midst of a comprehensive effort to improve its safety culture and to strengthen and standardize process safety and risk management programs at all BP-operated facilities.
At the Texas City refinery, BP Products eliminated the use of blow down systems like the one involved in the March 2005 explosion and removed temporary occupied structures (office trailers) from process areas. The refinery is expected to return to near full production by the end of 2007 after a 25-month, $1 billion renewal program that included the inspection and refurbishment of every major process unit in the refinery and extensive re-training of refinery personnel.
Alaska
BP Exploration Alaska, Inc. (BPXA) will plead guilty to a misdemeanor violation of the U.S. Federal Water Pollution Control Act and admits, in the plea agreement, that the company’s approach to monitoring and managing corrosion in Prudhoe Bay oil transit lines failed to properly consider the risks posed by changing operating conditions in the field and that, as a result, BPXA failed to take necessary actions to prevent the March 2006 pipeline spill.
BPXA has agreed to a $12 million fine and 3 years probation. Under the agreement, BPXA will also pay restitution of $4 million to the State of Alaska, which has agreed not to prosecute the company, and make a $4 million payment to the National Fish and Wildlife Foundation for Arctic environmental research.

BP p.l.c. AND SUBSIDIARIES
RECENT DEVELOPMENTS
The Justice Department and State of Alaska have agreed not to bring further criminal charges against BPXA in connection with the March and August 2006 spills.
The leak and the resulting 4,800 barrel spill impacted 1.9 acres and is the largest oil spill to ever occur at Prudhoe Bay. The plea agreement acknowledges that BPXA promptly and thoroughly cleaned up the discharged oil. No lasting harm to the surrounding environment is expected.
“This leak, and the spill that resulted from it, revealed a significant gap in our corrosion management program — a gap that existed because our approach to assessing and managing corrosion risk in these lines was not robust or systematic enough,” Malone said.
“We regret that our monitoring of these lines did not meet the expectations of the State of Alaska and the U.S. government,” Malone said. “Since this incident we have worked with state and federal regulators to ensure the safe, reliable operation of critical Prudhoe Bay pipelines which deliver processed oil to the Trans Alaska pipeline.” Following the March spill, BPXA worked with the U.S. Department of Transportation to make periodic maintenance and smart pigging part of BPXA’s oil transit line corrosion inspection, monitoring and inhibition program.
BPXA will complete replacement of the 16-mile Prudhoe Bay oil transit line system in 2008. BPXA began construction of the $250 million project in early 2007.
April 2003, February 2004 propane trades
BP America has entered a deferred prosecution agreement (DPA) with the U.S. Justice Department under which the company admits that it manipulated the price of February 2004 TET physical propane and attempted to manipulate the price of TET propane in April 2003. The DPA concludes all criminal investigations of BP America on matters related to propane, gasoline, crude oil and other commodity trading.
BP Products North America Inc. also has entered a companion consent order with the U.S. Commodity Futures Trading Commission (CFTC) resolving all civil enforcement matters concerning the company’s propane and gasoline trading.
BP America will pay fines, penalties and restitution totaling just over $303.5 million, including $53.5 million to a victim restitution fund, a criminal penalty of $100 million, a civil penalty of $125 million and a $25 million payment to the U.S. Postal Inspection Service Consumer Fraud Fund.
The DPA has a term of three years. Charges will be dismissed at the end of the term following Justice Department determination that BP America has complied with the terms of the DPA. The DPA requires BP America’s continued cooperation with the U.S. government investigation of the trades in question.
The DPA will result in the appointment of an independent monitor to make sure BP America has appropriate trading compliance policies and programs in place, that the policies and programs are implemented appropriately, and that they are being enforced. The independent monitor will have authority to investigate and report alleged violations of the Commodity Exchange Act or CFTC regulations and to recommend corrective action.
BP America conducted its own investigation and cooperated with the Justice Department and the CFTC investigations of propane trading in April 2003 and February 2004. The February 2004 TET propane trades resulted in a loss of $10 million to the company.
“Our view of the legality of these trades changed as our knowledge of the facts surrounding them became more complete,” Malone said. “This settlement acknowledges our failure to adequately oversee our trading operation. The agreement provides compensation for victims and establishes a foundation for working with the government to ensure our participation in the nation’s energy markets is always appropriate. We are determined to restore the trust of regulators in our trading operations.”
After investigating the propane trades, BP America developed an enhanced compliance program specifically fit for the trading organization; increased compliance and legal resources; enhanced training for traders; upgraded transaction monitoring capability and improved metrics to measure compliance performance.
Standard & Poor’s press release
The following is an extract from a press release issued by Standard & Poor’s on 8 October 2007. “Standard & Poor’s Ratings Services said today that it revised its outlook on BP PLC, the U.K.-based international oil and gas super major, and its affiliates, to negative from stable.
At the sametime, the ‘AA+/A-1+’ long- and short-term corporate credit ratings on BP and all ratings on related subsidiaries were affirmed.
‘The outlook revision follows continued subpar performance at a number of BP’s major production and refining operations,’ said Standard & Poor’s credit analyst Emmanuel Dubois-Pelerin. ‘The ratings continue to reflect BP’s excellent asset base, notably upstream.’ “

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BP p.l.c.
(Registrant)

Dated: 6 November 2007	/s/ D J Pearl
D J PEARL
Deputy Company Secretary

Exhibit 99.1
BP p.l.c. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES ON AN IFRS BASIS

Nine months ended
30 September 2007
($ million, except ratios)
(Unaudited)
Profit before taxation	24,546

Group’s share of income in excess of dividends from equity-accounted entities	(581)

Capitalized interest, net of amortization	(166)

Profit as adjusted	23,799

Fixed charges:

Interest expense	777
Rental expense representative of interest	858
Capitalized interest	263

1,898

Total adjusted earnings available for payment of fixed charges	25,697

Ratio of earnings to fixed charges	13.5

A ratio of earnings to fixed charges with adjustments to accord with US GAAP will next be published in the group’s report on Form 20-F for the year ended 31 December 2007. See page 14.

Exhibit 99.2
BP p.l.c. AND SUBSIDIARIES
CAPITALIZATION AND INDEBTEDNESS
The following table shows the unaudited consolidated capitalization and indebtedness of the BP
Group as at 30 September 2007 in accordance with IFRS:

30 September 2007
(Unaudited)
($ million)
Share Capital
Authorized share capital (1)	9,021

Capital shares (2-3)	5,261
Paid-in surplus (4)	10,375
Merger reserve (4)	27,206
Shares held by ESOP trusts	(117)
Available-for-sale investments	276
Cash flow hedges	143
Foreign currency translation reserve	6,043
Treasury shares	(22,125)
Share-based payment reserve	1,086
Retained earnings	62,393

BP shareholders’ equity	90,541

Finance debt (5-7)
Due within one year	12,789
Due after more than one year	12,456

Total finance debt	25,245

Total Capitalization (8)	115,786

(1) Authorized share capital comprises 36 billion ordinary shares, par value US$0.25 per share, and 12,750,000 cumulative preference shares, par value £1 per share.

(2) Issued share capital as at 30 September 2007 comprised 19,019,578,864 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,941,749,455 ordinary shares which have been bought back and held in treasury by BP, and which are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(3) Capital shares represent the common and preferred stock of BP which has been issued and is fully paid.

(4) Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(5) Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 September 2007.

(6) Obligations under finance leases are included within finance debt in the above table.

(7) As at 30 September 2007, the group had contingent indebtedness relating to outstanding guarantees totalling $2,074 million in respect of the borrowings of jointly controlled entities, associates and other third parties. Contingent liabilities as at 31 December 2006, including guarantees, are described in note 47 to the financial statements in the Annual Report on Form 20-F 2006. As at 30 September 2007, BP does not expect the outcome of these contingent liabilities to have a material effect on the group’s financial position or liquidity.
As at 30 September 2007, the parent company, BP p.l.c., had outstanding guarantees totalling US$21,992 million in respect of borrowings by its subsidiary undertakings. Therefore 87% of the group’s finance debt had been guaranteed by BP p.l.c. All of the group’s finance debt is unsecured.

(8) There has been no material change since 30 September 2007 in the consolidated capitalization, indebtedness or contingent liabilities of BP.